

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

Hermann Lubbert, Ph.D.
Chief Executive Officer
Biofrontera Inc.
120 Presidential Way, Suite 330
Woburn, MA 01801

> **Re: Biofrontera Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 1, 2021**
> **File No. 333-257722**

Dear Dr. Lubbert:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment 5 to Form S-1 filed on October 1, 2021

Recent Developments, page 4

1.   Please revise your presentation of financial results for the quarter and nine months ended September 30, 2021 to also disclose your estimated expenses and net income/loss for the period in addition to the presentation of estimated revenues.

You may contact Tara Harkins at (202) 551-3639 or Brian Cascio at (202) 551-3676 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen E. Older, Esq.